SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 11-K



 X        ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

          For the plan fiscal year ended July 31, 1999.

          TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the period___________ to ____________.

                       Commission File No.  1-11555

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          HOMELAND STORES, INC.
                     EMPLOYEE STOCK OWNERSHIP PLAN

   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      HOMELAND HOLDING CORPORATION
                 2601 Northwest Expressway, Suite 1100E
                        Oklahoma City, OK 73112

   1. Financial Statements. The financial statements and related information filed as part of this Report are set forth after the signature page hereof.

   2.     Exhibit.  The following exhibit is filed as part of this Report:

          Exhibit No.              Description
          -----------              -----------
             23.1                  Consent of PricewaterhouseCoopers LLP


                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Homeland Stores, Inc. Employee Stock Ownership Plan Committee has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.


                                     HOMELAND STORES, INC. EMPLOYEE STOCK
                                     OWNERSHIP PLAN COMMITTEE

                                     By:   /s/  Wayne S. Peterson
                                           Wayne S. Peterson
                                           Member of the Committee


Date:  January 26, 2000





                          HOMELAND STORES, INC.
                     EMPLOYEE STOCK OWNERSHIP PLAN

                          FINANCIAL STATEMENTS
                WITH REPORT OF INDEPENDENT ACCOUNTANTS
              FOR THE YEARS ENDED JULY 31, 1999 AND 1998


         HOMELAND STORES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
                               Index



                                                                     			Page

Report of Independent Accountants                                         1

Financial Statements:
 Statements of Net Assets Available for Plan Benefits
 as of July 31, 1999 and 1998                                             2

 Statements of Changes in Net Assets Available for Plan
 Benefits for the Years Ended July 31, 1999 and 1998                      3

Notes to Financial Statements                                             4

Supplemental Schedules:

 Schedule I:
 Item 27a - Schedule of Assets Held for Investment
 Purposes at July 31, 1999                                                8

 Schedule II:
 Item 27d - Schedule of Reportable Transactions for the
 Year Ended July 31, 1999                                                 9




Report of Independent Accountants

To the Homeland Stores, Inc.
Employee Stock Ownership Plan Committee:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Homeland Stores, Inc. Employee Stock Ownership Plan (the "Plan", formerly the Homeland Stores, Inc. Employee Stock Bonus Plan) at July 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole. The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain Plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


 /s/ PRICEWATERHOUSECOOPERS LLP
December 30, 1999



Homeland Stores, Inc. Employee Stock Ownership Plan
Statements of Net Assets Available for Plan Benefits
As of July 31, 1999 and 1998





Homeland Stores, Inc. Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Plan Benefits
For the years ended July 31, 1999 and 1998


                                                         1999          1998

                     Assets
Investment:
 Homeland Holding Corporation Common Stock, at fair
  value (101,906 and 114,087 shares, respectively)     $ 363,091   $ 741,565
 Interest-bearing cash                                       665         220

Receivables:
 Employer required contribution                          206,743        -
 Employer matching contributions                           1,120       1,556
 Employees' contributions                                  3,603       4,672
 Due from brokers                                          3,313        -

Net assets available for plan benefits                   578,535     748,013


The accompanying notes are an integral part of these financial statements.



                                      2


Homeland Stores, Inc. Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Plan Benefits


                                                        1999         1998

Additions:
 Investment income:
  Net depreciation in fair value of investments     $ (338,365)  $ (184,916)

Contributions:
 Employer required contributions                       206,743      464,200
 Employer matching contributions                        13,519       18,965
 Employees' contributions                               40,598       56,952

       Total additions                                 (77,505)     355,201

Deductions:
 Distributions to participants                          91,973       75,015

Net increase (decrease)                               (169,478)     280,186

Net assets available for plan benefits:
 Beginning of year                                     748,013      467,827

 End of year                                        $  578,535   $  748,013


The accompanying notes are an integral part of these financial statements.


                                      3



Homeland Stores, Inc. Employee Stock Ownership Plan
Notes to Financial Statements

1.	Description of the Plan

General

Homeland Stores, Inc. (the "Company") established the Homeland Stores, Inc. Employee Stock Ownership Plan (the "Plan", formerly the Homeland Stores, Inc. Employee Stock Bonus Plan) effective as of August 2, 1996 ("Effective Date"). The Plan, which is maintained pursuant to collective bargaining agreements entered into in August 1996, provides for employees covered under the collective bargaining agreements an opportunity to participate in the growth of the Company through ownership of common stock of Homeland Holding Corporation (the "Common Stock"). The Plan is a defined contribution plan and contributions made are held in each participant's account in a trust. The benefit that a participant receives depends on the amount of contribution made by each participant and the Company and the performance of the Common Stock. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

There are four ways that contributions may be made to the Plan by the participant and/or the Company. They are:

  (1)   Required Company Contributions:

        The Company is required to make a contribution to the Plan of 58,025 shares of Common Stock as soon as practical after the Effective Date and in each of the next two Plan years ending July 31, 1998 and 1999. Participants employed on a full-time basis for the entire Plan year receive a per capita allocation of shares. Part-time participants employed on a continuous basis since February 1 of the respective Plan year and full-time participants employed on a continuous basis since February 1, but after the beginning of the respective Plan year, will receive one-half of the allocation received by full-time employees employed the entire Plan year.

  (2)   Participant and Company Matching Contributions:

        Beginning on the first anniversary of the Effective Date and for the three year period ending August 2, 2000, participants may make pre-tax contributions, subject to certain tax law limitations, in an amount equal to their ratable share of the equivalent of the fair value of 43,519 shares of Common Stock each year. The Company will match 33 1/3% of each participant's pre-tax contribution in the form of Common Stock. The matching contributions are credited to each participant's account at the end of each month. All employees covered by the collective bargaining agreements are eligible to make participant contributions beginning February 1 and August 1 of each Plan year subsequent to the participant's initial employment date as a union employee.


                                      4


Homeland Stores, Inc. Employee Stock Ownership Plan
Notes to Financial Statements, continued

1.  Description of the Plan, continued

    Contributions, continued

	    (3)	  Contingent Company Contributions:

           If the Company's earnings before the deductions of interest, taxes, depreciation and amortization ("EBITDA") exceeds $25.0 million in the first year ending on the anniversary of the collective bargaining agreements, $27.5 million the second year ending on the anniversary of the collective bargaining agreements, and $30.25 million in the third year ending on the anniversary of the collective bargaining agreements, then the Company shall make additional contributions to the Plan of 58,025 shares of Common Stock in each of those years in which the targets are achieved. The allocation of these shares is the same as described above for Required Company Contributions.

	    (4)	  Discretionary Company Contributions:

	          The Company, at its sole discretion, may make additional contributions of cash or Common Stock whenever it desires. The allocation of such contributions is the same as described above for Required Company Contributions.

Vesting

Each participant's account, including participant and allocated Company contributions, is always 100% vested and non-forfeitable, including the earnings thereon.

Distribution of Benefits

No distribution from the Plan will be made until a participant retires, dies (in which case payment shall be made to the participant's beneficiary), or otherwise terminates employment with the Company, or upon termination of the Plan, except that distribution of the participant's account shall commence in any event no later than April 1 following the end of the calendar year in which the participant reaches 70 1/2, regardless of whether the participant is employed on such date. Distributions are made in lump-sum payments or installment payments made over a period of two years, unless the participant is at least age 70 1/2, in which case the participant may elect installment payments over their life expectancy.

Distributions are made in cash or, if the participant elects, in the form of Common Stock plus cash for any fractional shares.

Voting Rights

Each participant is entitled to exercise voting rights with respect to the Common Stock allocated to his or her account.


                                      5


Homeland Stores, Inc. Employee Stock Ownership Plan
Notes to Financial Statements, continued

1.  Description of the Plan, continued

    Plan termination

    Although the Company has not expressed any intent to do so, the Company reserves the right, through its board of directors, to terminate the Plan at any time. Upon termination of the Plan, the account of each participant will be distributed as prescribed by the Plan. If the Company is sold or merged into another company within the first three years of the Plan, the Company shall contribute additional Common Stock at that time such that the Company's total contribution of shares will be 522,222 shares of Common Stock, plus any Discretionary Company Contributions.

    Administration of the Plan

    Certain administrative duties are performed by officers or employees of the Company and none of the officers or employees receive compensation from the Plan. The custodial bank agent processes distribution payments. All administrative fees incurred during the Plan years were paid by the Company.

2.  Summary of Significant Accounting Policies

Valuation of Investments

The Common Stock is valued at fair value based on quoted market prices obtained by the custodial bank agent from an independent pricing service. Purchases and sales of securities are recorded on a trade-date basis.

Net Appreciation (Depreciation) in Investments

The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.
Actual results could differ from those estimates.


                                      6


Homeland Stores, Inc. Employee Stock Ownership Plan
Notes to Financial Statements, continued

2.  Summary of Significant Accounting Policies, continued

    Risks and Uncertainties

    The Plan provides for investment of assets in the Common Stock. As such, those assets are exposed to various market risks. Due to the level of uncertainty related to changes in the value of the Common Stock, it is at least reasonably possible that changes in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits. The fair value of the Common Stock was $3.56 per share and $3.63 per share at July 31, 1999 and December 30, 1999, respectively.

    Tax Status

    The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated as of June 9, 1999, that the Plan, as amended, is qualified and the trust established under the Plan is tax-exempt, under the appropriate section of the IRS Code.

3.  Employer Contributions

    The Company did not achieve the EBITDA targets for the 1999 and 1998 Plan years pursuant to the Contingent Company Contributions component of the Plan and no Discretionary Company Contributions were made for the Plan years ended July 31, 1999 and 1998. As of the end of the 1999 Plan year, the Company had not contributed the Required Company Contribution for the 1999 Plan year, which has been reported as an employer required contribution receivable in the statement of net assets available for plan benefits.
    The receivable is valued based on the required number of shares to be contributed at the fair value of the Common Stock, as determined by the quoted market price on July 31, 1999.


                                      7


Homeland Stores, Inc. Employee Stock Ownership Plan
Schedule I
Item 27a-Schedule of Assets Held for Investment Purposes
July 31, 1999


Identity of Issue and                           Number                Current
Description of Investment                      of Shares     Cost      Value

Homeland Holding Corporation Common Stock      101,906    $    *      363,091


* Bank of Oklahoma was unable to provide this information


                                      8


Homeland Stores, Inc. Employee Stock Ownership Plan
Schedule II
Item 27d-Schedule of Reportable Transactions
For the year ended July 31, 1999



Homeland Stores, Inc. Employee Stock Ownership Plan
Schedule II
Item 24d-Schedule of Reportable Transactions
For the year ended July 31, 1999

                                                                                                          Current
                                                                                                         Value of
                                                                           Total     Total               Assets on
                                  Description   Number of      Number    Purchase   Selling   Cost of   Transaction   Net Gain
Identity of Party involved         of Asset     Purchases     of Sales     Price     Price     Asset       Date       or (Loss)

Series of 5 percent Transactions

Bank of Oklahoma              Cash Management        26          -       $ 97,773   $    -    $ 97,773   $ 97,773         -
                                  Fund             -              21         -        93,519    93,519     93,519         -

Cantor Fitzgerald & Co., Inc. Homeland Holding
                             Corp. Common Stock    -              14         -        92,786      *        92,786         *


Single 5 percent Transactions

Bank of Oklahoma              Cash Management
                                  Fund             -             -           -        38,418    38,418     38,418         -


<F1>
* Bank of Oklahoma was unable to provide this information.

                                                                9